SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BridgeBio Pharma, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

10806X102

(CUSIP Number)

Eidos Therapeutics, Inc.

101 Montgomery Street, Suite 2000

San Francisco, California 94104

Telephone: (415) 887-1471

Attn: Franco Valle, Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d.-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 10806X102

(1)	NAMES OF REPORTING PERSONS Eidos Therapeutics, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 46-3733671
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 44,651,896(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,651,896
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%
(14)	TYPE OF REPORTING PERSON CO

(1)	The beneficial ownership of shares of BridgeBio Common Stock is being reported hereunder solely as a result of the Voting Agreements (as defined below).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Eidos Therapeutics that it is the beneficial owner of any of the common stock of BridgeBio Pharma, Inc. referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “BridgeBio Common Stock”), of BridgeBio Pharma, Inc., a Delaware corporation (“BridgeBio”). The principal executive offices of BridgeBio are located at 421 Kipling Street, Palo Alto, California 94301.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is Eidos Therapeutics, Inc., a Delaware corporation (“Eidos”).

(b) The address of the principal office and principal business of Eidos is 101 Montgomery Street, Suite 2000, San Francisco, California 94104.

(c) Eidos is a clinical stage biopharmaceutical company focused on addressing the large and growing unmet need caused by transthyretin, or TTR, amyloidosis, or ATTR. Eidos is advancing its product candidate, acoramidis (formerly AG10), to treat ATTR, a progressive and fatal family of diseases. BridgeBio Pharma LLC, a wholly owned subsidiary of BridgeBio, controls Eidos. The principal business of BridgeBio is to identify and advance transformative medicines to treat patients who suffer from Mendelian diseases, which are diseases that arise from defects in a single gene, and cancers with clear genetic drivers. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name and business address of BridgeBio, which controls Eidos, and the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of Eidos’ and BridgeBio’s directors and executive officers, as of the date hereof.

(d) During the last five years, none of Eidos, BridgeBio or any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Eidos, BridgeBio or any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 5, 2020, Eidos, BridgeBio, Globe Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of BridgeBio (“Merger Sub”), and Globe Merger Sub II, Inc., a Delaware corporation and an indirect wholly owned subsidiary of BridgeBio (“Merger Sub II”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, under the terms and subject to the conditions contained therein, (i) the merger of Merger Sub with and into Eidos (the “Initial Merger”), with Eidos surviving the Initial Merger, and (ii) thereafter, the merger of Eidos with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II surviving as an indirect wholly owned subsidiary of BridgeBio.

Concurrently with the execution of the Merger Agreement, Eidos entered into certain voting agreements (the “Voting Agreements”) with the members of the board of directors of BridgeBio and their affiliates listed below (collectively, the “Stockholders”):

•	Dr. Eric Aguiar

•	Ms. Jennifer Cook

•	Mr. Ronald J. Daniels

•	Dr. Charles J. Homcy

•	KKR Genetic Disorder L.P.

•	Dr. Neil Kumar

•	Kumar Haldea Revocable Trust

•	Kumar Haldea Family Irrevocable Trust

•	Dr. Andrew Lo

•	Andrew W. Lo and Nancy N. Lo JTWROS

•	Mr. James C. Momtazee

•	Mr. Ali Satvat

•	Mr. Brenton L. Saunders

•	Dr. Richard H. Scheller

•	Dr. Randal W. Scott

Pursuant to the Voting Agreements, the Stockholders have agreed to vote an aggregate of 44,651,896 shares of BridgeBio Common Stock (including options exercisable and restricted stock units releasable in the sixty days following the date of the Voting Agreement) beneficially owned, in the aggregate, by the Stockholders (the “Subject Shares”) in favor of the issuance of BridgeBio Common Stock in the Mergers (the “BridgeBio Share Issuance”), as described in more detail in Item 5 below.

Eidos purchased no shares pursuant to the Voting Agreements and Eidos has made no payments, and will not make any payments, to the Stockholders in connection with the Voting Agreements or the Merger Agreement.

The descriptions of the Merger Agreement and the Voting Agreements herein are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a form of the Voting Agreements entered into by the stockholders party thereto and the Voting Agreement entered into by KKR Genetic Disorder L.P., which are attached as Exhibit 2.1, Exhibit 2.2 and Exhibit 2.3, respectively, and are incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

(a)-(c)

As described in Item 3 above, this statement is being filed in connection with the Voting Agreements among Eidos and the various Stockholders party thereto in connection with the BridgeBio Share Issuance and the Merger Agreement.

As a result of the Voting Agreements, Eidos may be deemed to be the beneficial owner of 36.4% of BridgeBio Common Stock. The Voting Agreements were entered into as a condition to the willingness of Eidos to enter into the Merger Agreement and to increase the likelihood that the approval of BridgeBio’s stockholders required in connection with the BridgeBio Share Issuance would be obtained. The terms of the Voting Agreements apply to the Subject Shares of the Stockholders, as described in Item 5.

(d) Not applicable.

(e) Other than as a result of the Mergers, not applicable.

(f) Other than as a result of the Mergers, not applicable.

(g)–(i) Not applicable

(j) Other than as described above, Eidos currently has no plans or proposals or similar matters which relate to, or may result in, any of the matters listed in Items 4(a)–(i) of Schedule 13D or any similar matters (although Eidos reserves the right to develop such plans or proposals).

ITEM 5.	INTEREST IN SECURITIES OF BRIDGEBIO

(a)–(b) Other than the Subject Shares, which may be deemed to be beneficially owned in connection with the Voting Agreements, and as set forth below neither Eidos nor any of the persons named on Schedule A has acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially owns any securities of BridgeBio.

As a result of the Voting Agreements, Eidos may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares constitute approximately 36.4% of the issued and outstanding shares of BridgeBio Common Stock, based on BridgeBio’s representation in the Merger Agreement that there were 122,542,410 shares of BridgeBio Common Stock issued and outstanding as of the close of business on September 30, 2020.

Eidos is not entitled to any rights as a stockholder of BridgeBio as to the Subject Shares, except as expressly provided in the Voting Agreements, and disclaims all beneficial ownership of such Subject Shares.

Pursuant to the Voting Agreements, each of the Stockholders has agreed, among other things, to:

(i)

vote in favor of the BridgeBio Share Issuance and any other actions necessary and desirable in connection with the BridgeBio Share Issuance, the Merger Agreement or any of the transactions contemplated by the Merger Agreement;

(ii)

vote against any action, agreement or proposal made in opposition to or in competition with the consummation of the BridgeBio Share Issuance or any of the transactions contemplated by the Merger Agreement;

(iii)

vote against any action, agreement or proposal involving BridgeBio or any of its subsidiaries that would reasonably be expected to result in a breach of any covenant, representation or warranty of BridgeBio, Merger Sub or Merger Sub II under the Merger Agreement;

(iv)

vote against any amendment of the certificate of incorporation or bylaws of BridgeBio or any other action, agreement or proposal involving BridgeBio or any of its subsidiaries that would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement, the BridgeBio Share Issuance, or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of the capital stock of BridgeBio; and

(v)	not transfer the shares of BridgeBio Common Stock that are subject to the applicable Voting Agreement, except under certain circumstances described in the Voting Agreements.

The Voting Agreements automatically terminate without any further action required by any person upon the earliest of (i) the effective time of the Mergers, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any change in the recommendation of BridgeBio board of directors with respect to the BridgeBio Share Issuance in response to a Parent Superior Proposal (as defined in the Merger Agreement), (iv) if the Merger Agreement is amended without the prior written consent of such stockholder party to the Voting Agreement, which amendment would materially increase the number of shares of BridgeBio Common Stock issuable in the Mergers or the other consideration payable by BridgeBio under the Merger Agreement, and (v) upon the mutual written agreement of such stockholder party to the Voting Agreement and Eidos.

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of BridgeBio Common Stock and percentage of BridgeBio Common Stock beneficially owned by directors and executive officers of Eidos and BridgeBio, as applicable, which shares are not subject to Voting Agreements, as well as the number of shares of BridgeBio Common Stock as to which such holder has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 122,542,410 shares of BridgeBio Common Stock issued and outstanding as of the close of business on September 30, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Douglas “Duke” Rohlen	17,500	*	17,500	0	17,500	0
Uma Sinha, Ph.D.	15,991	*	15,991	0	15,991	0
Brian Stephenson, Ph.D., CFA	288,967	0.2%	288,967	0	288,967	0
Michael Henderson, M.D.	267,751	0.2%	267,751	0	267,751	0
Cameron Turtle, D.Phil.	12,568	*	12,568	0	12,568	0
Frank McCormick, Ph.D., F.R.S., D.Sc.	1,300,568	1.1%	1,300,568	0	1,300,568	0
Brian Stolz	24,615	*	24,615	0	24,615	0

*	Less than 0.1%

(c) Information with respect to all transactions in BridgeBio Common Stock which were effected during the past 60 days by each person listed in Schedule A is set forth on Schedule B annexed hereto and incorporated herein by reference.

(d) Other than the Stockholders, to the knowledge of Eidos, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of BridgeBio reported herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF BRIDGEBIO

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of BridgeBio, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EIDOS THERAPEUTICS, INC.,

by	/s/ Cameron Turtle
	Name:	Cameron Turtle
	Title:	Chief Business Officer

Dated: October 15, 2020

EXHIBIT INDEX

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of October 5, 2020, by and among Eidos Therapeutics, Inc., BridgeBio Pharma, Inc., Globe Merger Sub I, Inc. and Globe Merger Sub II, Inc. (incorporated by reference to Exhibit 2.1 to Eidos Therapeutics, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 7, 2020)

2	Form of Voting Agreement, dated October 5, 2020, by and among Eidos Therapeutics, Inc. and members of the board of directors of BridgeBio Pharma, Inc. (incorporated by reference to Exhibit 2.2 to Eidos Therapeutics, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 7, 2020)

3	Voting Agreement, dated October 5, 2020, by and between Eidos Therapeutics, Inc. and KKR Genetic Disorder L.P. (incorporated by reference to Exhibit 2.3 to Eidos Therapeutics, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 7, 2020)

SCHEDULE A

The following is a list of the directors and executive officers of Eidos and BridgeBio, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Except as indicated below, all directors and officers listed below are citizens of the United States.

Board of Directors of Eidos

Name	Position	Present Principal Occupation

Neil Kumar, Ph.D.	Director	Chief Executive Officer of Eidos and BridgeBio

William Lis	Director	Executive Chairman and Interim Chief Executive Officer of Jasper Therapeutics, Inc.

Suzanne Sawochka Hooper	Director	Former Executive Vice President and General Counsel of Jazz Pharmaceuticals, Inc.

Douglas “Duke” Rohlen	Director	Chief Executive Officer of Ajax Health

Ali Satvat	Director	Partner at Kohlberg Kravis Roberts & Co. L.P.

Uma Sinha, Ph.D.	Director	Chief Scientific Officer of Eidos and BridgeBio

The business address of each director of Eidos is 101 Montgomery Street, Suite 2000, San Francisco, California 94104.

Board of Directors of BridgeBio

Name	Position	Present Principal Occupation

Neil Kumar, Ph.D.	Director	Chief Executive Officer of Eidos and BridgeBio

Eric Aguiar, M.D.	Director	Partner at Aisling Capital

Jennifer E. Cook	Director	Owner and Principal of Jennifer E. Cook Consulting

Ronald J. Daniels	Director	President of Johns Hopkins University

Charles Homcy, M.D.	Director and Lead Director	Chairman of Pharmaceuticals of BridgeBio

Andrew Lo, Ph.D.	Director	Charles E. and Susan T. Harris Professor at the MIT Sloan School of Management, director of the MIT Laboratory for Financial Engineering and an affiliated faculty member of the MIT Department of Electrical Engineering and Computer Science

James C. Momtazee	Director	Managing Partner of Patient Square Capital

Ali Satvat	Director	Partner at Kohlberg Kravis Roberts & Co. L.P.

Brenton L. Saunders	Director	Former Chairman, President and Chief Executive Officer of Allergan

Richard H. Scheller, Ph.D.	Director	Chairman of Research & Development of BridgeBio

Randal W. Scott, Ph.D.	Director	Former Chief Executive Officer and Executive Chairman at Invitae

The business address of each director of BridgeBio is 421 Kipling Street, Palo Alto, California 94301.

Executive Officers of Eidos

Name	Position and Present Principal Occupation

Neil Kumar, Ph.D.	Chief Executive Officer of Eidos and BridgeBio

Jonathan C. Fox, M.D., Ph.D.	President and Chief Medical Officer of Eidos

Uma Sinha, Ph.D.	Chief Scientific Officer of Eidos

Cameron Turtle, D. Phil.	Chief Business Officer of Eidos

The business address of each executive officer of Eidos is 101 Montgomery Street, Suite 2000, San Francisco, California 94104.

Executive Officers of BridgeBio

Name	Position and Present Principal Occupation

Neil Kumar, Ph.D.	Chief Executive Officer of Eidos and BridgeBio

Brian C. Stephenson, Ph.D., CFA	Chief Financial Officer

Uma Sinha, Ph.D.	Chief Scientific Officer

Charles Homcy, M.D.	Chairman of Pharmaceuticals

Michael Henderson, M.D.	Chief Business Officer

Cameron Turtle, D. Phil.	Senior Vice President, Portfolio Management and Corporate Development

Frank McCormick, Ph.D., F.R.S., D.Sc.	Chairman of Oncology

Brian Stolz	Chief Operating Officer

Richard H. Scheller, Ph.D.	Chairman of Research and Development

The business address of each executive officer of BridgeBio is 421 Kipling Street, Palo Alto, California 94301.

SCHEDULE B

The following is a list of transactions effected with respect to BridgeBio Common Stock during the past 60 days by Eidos, BridgeBio and each person listed on Schedule A.

Name	Date of Transaction	Shares of BridgeBio Common Stock Acquired (Disposed)		Price per Share
Michael Henderson, M.D.
	August 16, 2020	12,812	(1)	$0.00
	August 16, 2020	(5,460	)(2)	$28.53
	September 1, 2020	10,000	(3)	$0.16
	September 1, 2020	(5,022	)(4)	$27.89
	September 1, 2020	(4,978	)(4)	$29.58
	September 18, 2020	4,901	(3)	$0.16
	September 18, 2020	5,099	(3)	$0.28
	September 18, 2020	(10,000	)(4)	$40.00
	October 1, 2020	3,255	(3)	$0.28
	October 1, 2020	6,745	(3)	$1.05
	October 1, 2020	(4,495	)(4)	$38.29
	October 1, 2020	(5,505	)(4)	$39.28
Charles Homcy, M.D.
	September 25, 2020	(65,661	)(4)	$36.68
	September 25, 2020	(15,396	)(4)	$37.47
	September 29, 2020	(18,200	)(4)	$37.50
	September 30, 2020	10,000	(3)	$17.00
	September 30, 2020	(10,000	)(4)	$38.00
Neil Kumar, Ph.D.
	August 16, 2020	5,129	(1)	$0.00
	August 16, 2020	(1,774	)(2)	$28.53
Richard H. Scheller, Ph.D.
	September 16, 2020	(25,000	)(4)	$37.50
Uma Sinha, Ph.D.
	August 16, 2020	468	(1)	$0.00
Brian C. Stephenson, Ph.D., CFA
	August 16, 2020	1,709	(1)	$0.00
	August 16, 2020	(591	)(2)	$28.53
Brian Stolz
	August 16, 2020	1,595	(1)	$0.00
	August 16, 2020	(552	)(2)	$28.53
Cameron Turtle, D. Phil.
	September 1, 2020	2,745	(5)	$0.00
	September 11, 2020	2,000	(3)	$0.34
	September 11, 2020	(2,000	)(4)	$35.02
	September 15, 2020	2,500	(3)	$17.00
	September 15, 2020	(2,500	)(4)	$37.06
	September 18, 2020	2,500	(3)	$17.00
	September 18, 2020	(2,500	)(4)	$42.01
	September 30, 2020	2,500	(3)	$17.00
	September 30, 2020	6,000	(3)	$0.16
	September 30, 2020	6,000	(3)	$0.34
	September 30, 2020	(12,442	)(4)	$37.59
	September 30, 2020	(2,058	)(4)	$38.24

(1)

Transaction represents the issuance of shares of common stock in connection with the vesting of Restricted Stock Units (“RSUs”) pursuant to the Amended and Restated BridgeBio 2019 Stock Option and Incentive Plan (the “BridgeBio Plan”).

(2)	Transaction represents withholding of shares of common stock for the tax liability associated with the settlement of RSUs by BridgeBio pursuant to the BridgeBio Plan.
(3)	Transaction effected pursuant to the exercise of stock options pursuant to the BridgeBio Plan.
(4)	Transaction effected on the Nasdaq Global Select Market.
(5)	Transaction reflects common stock grant pursuant to the BridgeBio Plan.